EXHIBIT 1.01

Meridian Bioscience, Inc. Conflict Minerals Report
For the Year Ended December 31, 2018

FORWARD-LOOKING STATEMENTS
Forward-looking statements contained in this Report are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. Statements in this Report which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to the Company's compliance efforts and expected actions identified in this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other matters, the Company's customers' requirements to use certain suppliers, the Company's suppliers' responsiveness and cooperation with the Company's due diligence efforts, the Company's ability to implement improvements in its conflict minerals program and the Company's ability to identify and mitigate related risks in its supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see the Company's other filings with the Securities and Exchange Commission ("SEC"), including its Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The Company makes these statements as of the date of this disclosure, and undertakes no obligation to update them unless otherwise required by law.

Company Overview
This is the Conflict Minerals Report for Meridian  Bioscience, Inc. ("Meridian" or "the Company") for calendar year 2018 (the "Reporting Period") in  accordance with  Section  1502 of the Dodd-Frank  Wall Street Reform and Consumer Protection Act ("Section  1502") and Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), that requires Meridian to  perform certain  procedures and  disclose information  about the use and  origin  of "conflict  minerals" if these minerals are deemed to be necessary to the functionality or production of a product manufactured, or contracted to be manufactured.  The minerals covered by these rules are commonly referred to as conflict minerals and include tin, tantalum, tungsten and gold (collectively, "3TG").

Meridian is a fully-integrated life science company with principal businesses in: (i) the development, manufacture, sale and distribution of diagnostic test kits, primarily for certain gastrointestinal and respiratory infectious diseases, and elevated blood lead levels; and (ii) the manufacture and distribution of bulk antigens, antibodies, PCR/qPCR reagents, nucleotides, competent cells, and bioresearch reagents used by other diagnostic manufacturers and researchers in immunological and molecular tests for human, animal, plant and environmental applications.  Our reportable segments are Diagnostics and Life Science.

Products Overview
Our clinical diagnostic products are comprised of products used principally in the detection of infectious diseases caused by various bacteria, viruses, parasites and pathogens, along with the LeadCare brand of tests for quantitative determination of blood lead levels.  These products are grouped into the following product families:

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Gastrointestinal Assays – Includes tests for the following, among others:  C. difficile, Enterohemorrhagic E. coli, Campylobacter jejuni (Campy), H. pylori, Cryptosporidium, giardia lamblia, and calprotectin.

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Respiratory Illness Assays – Includes tests for the following, among others:  Group A Streptococcus (strep throat), Influenza, M. pneumoniae (Mycoplasma), Bordetella pertussis (whooping cough), and respiratory syncytial virus (RSV).

●	Blood Chemistry Assays – Tests for elevated lead levels in blood.

●	Other Assays – Includes tests for the following, among others: Group B Streptococcus, Chlamydia trachomatis, Neisseria gonorrhea, Herpes Simplex Virus Type 1 & Type 2, and Malaria.

Our product portfolio includes over 140 diagnostic tests and transport media, and is marketed to acute care hospitals, reference laboratories, outpatient clinics and physician office laboratories in over 70 countries around the world.

Our Life Science segment markets products such as antibodies, antigens and reagents primarily to diagnostic manufacturing customers as a source of raw materials for their immunoassay products, or as an outsourced step in their manufacturing processes. The segment's molecular biology products such as PCR/qPCR reagents, nucleotides, and competent cells are marketed to academic/research and industrial customers.  These products are used in measuring DNA and RNA in human, animal, plant and environmental applications.

Reasonable Country of Origin Inquiry
In 2019, Meridian performed a 'reasonable country of origin inquiry' ("RCOI") on minerals that were in our supply chain to determine whether these minerals were sourced from the Democratic Republic of Congo or adjoining countries ("the Covered Countries") or come from recycled or scrap sources.  As a result of the RCOI process, Meridian has concluded in good faith that during the Reporting Period certain of the conflict minerals are necessary to the functionality or production of a limited number of its product offerings, and that components and subassemblies sourced from a global supply base are used, in whole or in part, by Meridian to produce this limited number of in-scope products. It is believed that for the foreseeable future, Meridian will continue to have only a limited number of in-scope products.

Due Diligence
Meridian performed due diligence early in 2019 to determine the source and chain of custody necessary to determine if there are conflict minerals in the Company's product offerings. Meridian designed its due diligence measures to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas Second Edition (OECD 2012) and related Supplements ("OECD Framework") for each of the conflict minerals. This process included building conflict minerals awareness across the supply base and the survey of all direct material suppliers that were known to or may have provided products containing metal and/or conflict minerals.

Meridian occupies a "downstream" position in the supply chain and followed the principles outlined in the OECD Guidance for downstream companies with no direct relationships to smelters or refiners. In this context, "downstream" refers to the supply chain from smelters and refiners to retailers; it includes companies such as ours, as well as product and component manufacturers and retailers.  A summary of Meridian's activities in line with the OECD framework are outlined below.

Step 1:   Establish strong company management systems:
●	The Company adopted a formal policy that reflects Meridian's goal of complying with the statutory and regulatory requirements.
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Meridian established a governance structure to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program. The governance structure develops, documents and maintains program work products to enable sustainable compliance and actively mitigates the risk of not meeting regulatory requirements.

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Meridian implemented a process to evaluate parts and suppliers in the supply chain for potential conflict minerals risk, a process that in the future may include making modifications to supplier contract language and supplier expectations.

●	Meridian has communicated its policy regarding conflict minerals to in-scope suppliers and reviewed supplier responsibilities within the supply chain.
●	Meridian utilizes its established complaint policy for concerns regarding the Company's sourcing and use of conflict minerals in its products.

Step 2:  Identify and assess risks in the supply chain:
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Products were reviewed by subject matter experts from the respective business units to obtain clarifying information on the presence of conflict minerals; expert information was applied to the list of products to remove inapplicable items.

●	Meridian required in-scope and potentially in-scope suppliers to complete a survey based on the Responsible Minerals Initiative's ("RMI") Conflict Minerals Reporting Template ("CMRT").
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Meridian conducted a review of supplier responses to determine that all required questions and sections of the CMRT were completed and followed up with any supplier that did not complete all required questions.

●	Meridian reviewed survey responses and validated them for completeness and sufficiency. Based on this review, each survey was assigned a conflict minerals status code.
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Meridian conducted a review of summary smelter information provided to determine if smelters listed are certified as conflict free or present a "red flag" as defined by the OECD Guidance. To make the determination of each smelter's conflict status, Meridian relied upon information provided by RMI.

Step 3:   Design and implement a strategy to respond to identified risks:
●	Meridian plans to develop a risk mitigation strategy with the goal of systematically reducing the extent of exposure to certain risk and the likelihood of its occurrence.
●	Meridian will consider the risk to its supply chain and take appropriate steps.
●	Additional fact finding, risk assessments, and changes in circumstances may take place as part of Meridian's annual review of the conflict minerals process.

Step 4:  Carry out independent third-party audit of smelter's/refiner's due diligence practices:
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Various industry organizations have developed, or are in the process of developing, processes and procedures to satisfy this requirement, including activities such as appointing auditors and defining the terms of audits in line with the standards and processes set out in the OECD Guidance.  In light of this fact, Meridian intends to participate in and fully support the efforts of such organizations, including joining and/or building partnerships with them as necessary and appropriate.

Step 5:  Report annually on supply chain due diligence:
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Meridian implemented a process to summarize, review, and approve compliance results and completion of the Form Specialized Disclosure and the Conflict Minerals Report and timely file this report with the SEC.

The due diligence procedures described above resulted in the following assertions:
●	Meridian is unable to determine and to describe with certainty the facilities used to process those necessary conflict minerals.
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Suppliers responding to our inquiries indicated in their response that the information provided was at a company or divisional level and did not include a list of smelters and, therefore, Meridian was unable to determine their country of origin.

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Consistent with the OECD Guidance for downstream companies such as Meridian, the Company's efforts to determine the mine or location of origin of necessary conflict minerals with the greatest possible specificity included our due diligence measures described above and were not conclusive.

Results of Due Diligence
Based on the process described above, Meridian's in-scope or potentially in-scope suppliers were surveyed. Of those, approximately 80% responded. The supplier responses indicated that approximately 35% sourced conflict minerals from certified conflict free smelters/refiners; and approximately 55% of the responders’ sourcing could not be determined at this time. Other responders declared that no conflict minerals were used in the production or manufacture of their products, and were, therefore, deemed out of scope of the Rule.